Filed Pursuant To Rule 433

Registration No. 333-180974

March 27, 2014

Gold Touches Five-Week Low But The Gold Bugs Say It’s Still The Best Hedge Against Emerging Market Volatility

Posted on Forbes.com

By Maggie McGrath

March 26, 2014

The unlikely redemption story of 2014 trading thus far — gold, one of 2013’s most unloved assets — got a bit of a plot twist Tuesday, as better-than-expected U.S. economic data sent the precious metal stumbling to its lowest levels in over a month. But the bulls are unconvinced that gold’s rebound is over and insist that the commodity will remain one of the best hedges against volatility abroad throughout the rest of the year.

The Conference Board, an industry group that measures economic indicators, reported Tuesday morning that consumer confidence jumped to 82.3 for March, a level significantly higher than both February’s revised 78.3 measure and the consensus estimate of 78.6. “Overall, consumers expect the economy to continue improving and believe it may even pick up a little steam in the months ahead,” Lynn Franco, director of economic indicators at The Conference Board, said Tuesday morning.

As a result of this unexpectedly positive economic news, gold seesawed to its lowest levels in over five weeks, with spot gold hitting $1,305.50 an ounce and gold futures hitting $1,306.20. The metal recovered some of those losses throughout the day, with spot gold eventually settling at $1,311.40, a 20-cent gain, and gold April deliveries closing the regular trading at $1,311.80, a 60-cent gain over Monday trading. Despite these gains, the metal is still off its year-to-date highs of $1,385 an ounce and has cut its year-to-date return from 15% (on March 14) to a gain of 8.9%.

Goldbugs, however, are remaining steadfast in their typically-bullish stance, and a slew of them maintain that as 2014 wears on, gold will remain one of the best hedges against risk from emerging markets and other geopolitical events, like the dispute over Crimea. (It’s worth noting, by the way, that gold’s highest year-to-date spot price, $1,385 per ounce, occurred on the last trading day before the Crimean referendum on whether or not to join Russia.)

“Given recent market volatility, it is essential for investors to hedge their exposure. In our view, gold’s role as a portfolio hedge is critical,” Juan Carlos Artigas, director of investment research at the World Gold Council, says in a new Council report. The industry group, whose members include miners like Barrick Gold ABX +1.57%, Goldcorp GG +1.55% and Newmont Mining NEM -0.65%, believes that given the current geopolitical environment, holding 5% to 6% of a 60/40 portfolio in gold can be a good way to safeguard investments — even those held in stateside equities — from emerging market tailwinds.

“The world is much more intertwined and the risk of emerging-market contagion has the potential to impact portfolios that invest solely in developed economies,” Artigas says.

David Mazza, head of ETF investment strategy at State Street STT -0.89% (which runs the $34 billion bullion-backed ETF SPDR Gold Shares, or GLD), agrees with this assessment, and says that there will be 44 major political elections worldwide this year — many of them presidential or parliamentary and in countries prone to turmoil like Turkey, Afghanistan, Colombia — and if investors want to safeguard their portfolios, they will need to diversify and consider assets that may have been unloved in 2013.

“Think about positioning portfolios to have some stability as risk could emanate from a variety of places that we haven’t been focusing on in the past year or so,” Mazza says, noting that events like Scotland’s referendum in September could give the market jitters.

Chief strategist at gold-backed IRA provider Morgan Gold, Edmund Moy, also believes that when risk from global instability is factored in, equities are overpriced. “Sales in Asia, especially China continue to be strong and roughly on the pace of record purchasing last year. Gold prices should steadily increase throughout the year as many fundamentals favor gold,” he says.

Gold’s increasing price (minus its recent slump) has already been great news for gold miners like Goldcorp, as the average cost of production of one ounce of gold was $1,200 in 2013 — so the closer the spot-price falls to that line, the harder it is to make a profit. Goldcorp is up nearly 13% year-to-date; it finished Tuesday trading with an 0.12% loss. Fellow miners Barrick and Newmont have been less fortunate year-to-date, with Barrick posting just a 1.2% gain and Newmont posting an 0.29% loss. Barrick closed Tuesday trading with an 0.05% loss, while Newmont finished with an 0.13% gain. SPDR Gold Shares, meanwhile, closed much like spot-gold with a 23-cent gain.

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